Carolina Power & Light Company
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


1.        ORGANIZATION AND BASIS OF PRESENTATION
          --------------------------------------

      A.  Organization. Carolina Power & Light Company (the Company) is a public
          ------------
          service corporation primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North and South Carolina. The Company has no other material segments of business.

      B.  Basis of Presentation. These consolidated interim financial statements
          ---------------------
          are prepared in conformity with the accounting principles reflected in the financial statements included in the Company's 1996 Annual Report on Form 10-K. Due to temperature variations between seasons of the year and the timing of outages of electric generating units, especially nuclear-fueled units, the amounts reported in the Statements of Income for periods of less than twelve months are not necessarily indicative of amounts expected for the year. The amounts are unaudited but, in the opinion of management, reflect all adjustments necessary to fairly present the Company's financial position and results of operations for the interim periods. Certain amounts for 1996 have been reclassified to conform to the 1997 presentation, with no effect on previously reported net income or common stock equity.

          In preparing financial statements that conform with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

2.        NUCLEAR   DECOMMISSIONING
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          In  the  Company's  retail   jurisdictions,   provisions  for  nuclear
          decommissioning costs are approved by the North Carolina Utilities Commission (NCUC) and the South Carolina Public Service Commission (SCPSC) and are based on site-specific estimates that include the costs for removal of all radioactive and other structures at the site.
          In  the   wholesale   jurisdiction,   the   provisions   for   nuclear
          decommissioning costs are based on amounts agreed upon in applicable rate agreements. Based on the site-specific estimates discussed below, and using an assumed after-tax earnings rate of 8.5% and an assumed cost escalation rate of 4%, current levels of rate recovery for
          nuclear   decommissioning   costs  are   adequate   to   provide   for
          decommissioning of the Company's nuclear facilities.

          The Company's most recent site-specific estimates of decommissioning costs were developed in 1993, using 1993 cost factors, and are based on prompt dismantlement decommissioning, which reflects the cost of removal of all radioactive and other structures currently at the site, with such removal occurring shortly after operating license expiration. These estimates, in 1993 dollars, are $257.7 million for Robinson Unit No. 2, $235.4 million for Brunswick Unit No. 1, $221.4 million for Brunswick Unit No. 2 and $284.3 million for the Harris Plant. The estimates are subject to change based on a variety of factors including, but not limited to, cost escalation, changes in technology applicable to nuclear decommissioning, and changes in federal, state or local regulations. The cost estimates exclude the portion attributable to North Carolina Eastern Municipal Power Agency, which holds an undivided ownership interest in the Brunswick and Harris nuclear generating facilities. Operating licenses for the Company's nuclear units expire in the year 2010 for Robinson Unit No. 2, 2016 for Brunswick Unit No. 1, 2014 for Brunswick Unit No. 2 and 2026 for the Harris Plant.

Carolina Power & Light Company
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

          The Financial Accounting Standards Board (the Board) has reached several tentative conclusions with respect to its project regarding accounting practices related to closure and removal of long-lived assets. The primary conclusions as they relate to nuclear decommissioning are: 1) the cost of decommissioning should be accounted for as a liability and accrued as the obligation is incurred; 2) recognition of a liability for decommissioning results in recognition of an increase to the cost of the plant; 3) the decommissioning liability should be measured based on discounted cash flows using a risk-free rate; and 4) decommissioning trust funds should not be offset against the decommissioning liability. It is uncertain what impacts the final statement may ultimately have on the Company's accounting for nuclear decommissioning and other closure and removal costs. The Board has announced that the effective date would be no earlier than 1998.

3.        CAPITALIZATION
          --------------

      A.  Preferred Stock Redemption.  On July 1, 1997, the Company redeemed all
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          500,000 shares of $7.72 Serial  Preferred Stock and all 350,000 shares of $7.95 Serial Preferred Stock, both at a redemption price of $101 per share. The redemptions were funded with additional commercial paper borrowings and/or internally generated funds.

      B.  Long-Term  Debt. On August 26, 1997,  the Company  issued $200 million
          ---------------
          principal amount of First Mortgage Bonds, 6.80% Series due August 15, 2007.

          See Common Stock issuance information in "Note 5" below.

4.        RETAIL RATE  MATTERS
          --------------------
          A petition was filed in July 1996 by the Carolina Industrial Group for Fair Utility Rates (CIGFUR) with the NCUC requesting that the NCUC conduct an investigation of the Company's base rates or treat its petition as a complaint against the Company. The petition alleged that the Company's return on equity (which was authorized by the NCUC in the Company's last general rate proceeding in 1988) and earnings are too high. In December 1996, the NCUC issued an order denying CIGFUR's petition and stating that it tentatively found no reasonable grounds to proceed with CIGFUR's petition as a complaint. In January 1997, CIGFUR filed its Comments and Motion for Reconsideration to which the Company responded. On February 6, 1997, the NCUC issued an order denying CIGFUR's Motion for Reconsideration. On February 25, 1997, CIGFUR filed a Notice of Appeal of the NCUC's decision with the North Carolina Court of Appeals. The Company filed its brief in this matter on July 18, 1997. Oral argument before the North Carolina Court of Appeals is scheduled for November 19, 1997. The Company cannot predict the outcome of this matter.

          In December 1996, the Company filed a proposal with the SCPSC to accelerate amortization of certain regulatory assets, including plant abandonment costs related to the Harris Plant, over a three-year period beginning January 1, 1997. This accelerated amortization will reduce income by approximately $13 million, after tax, in each of the three years. In anticipation of approval of the proposal in 1997, the unamortized balance of plant abandonment costs related to the Harris Plant was adjusted in 1996 to reflect the present value impact of the shorter recovery period. This adjustment resulted in an increase in income of approximately $14 million, after tax, in the fourth quarter of 1996. On March 20, 1997, the SCPSC approved the Company's accelerated amortization proposal.

Carolina Power & Light Company
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

5.        PURCHASE  OF  KNOWLEDGE   BUILDERS,   INC.   (KBI)
          --------------------------------------------------
          On May 6, 1997, CaroCapital, Inc. (CaroCapital), a wholly owned subsidiary of the Company, entered into a merger agreement pursuant to which KBI was merged into CaroCapital. KBI is an energy-management software and control systems company in which CaroCapital purchased a 40% equity interest in 1996. In connection with the merger, the remaining KBI stock was exchanged for common stock of the Company according to a market value formula. The merger resulted in the issuance of approximately 604,000 shares of the Company's common stock (valued at $20.5 million) and a cash payment of $1.9 million. The merger agreement also provided for incentive payments based on CaroCapital's future results of operations. If earned, these additional payments will be made primarily in shares of the Company's common stock. The merger was completed on June 5, 1997. Following the completion of the merger, CaroCapital was renamed Strategic Resource Solutions Corp., a North Carolina Enterprise Corporation.

6.        COMMITMENTS AND CONTINGENCIES
          -----------------------------
          Contingencies existing as of the date of these statements are described below. No significant changes have occurred since December 31, 1996, with respect to the commitments discussed in Note 11 of the financial statements included in the Company's 1996 Annual Report to Shareholders.

      A.  Applicability  of  SFAS-71.  As a  regulated  entity,  the  Company is
          --------------------------
          subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (SFAS-71). Accordingly, the Company records certain assets and liabilities resulting from the effects of the ratemaking process, which would not be recorded under generally accepted accounting principles for non-regulated entities. The continued
          applicability of SFAS-71 will require further evaluation as competitive forces, deregulation and restructuring take effect in the electric utility industry. In the event that SFAS-71 no longer applied to certain regulatory assets and liabilities, those assets and liabilities would be eliminated. At September 30, 1997, the Company's regulatory assets totaled $590.9 million. Additionally, the factors discussed above could result in an impairment of electric utility plant assets as determined pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

      B.  Claims and Uncertainties.  1) The Company is subject to federal, state
          ------------------------
          and local regulations addressing air and water quality, hazardous and solid waste management and other environmental matters.

          Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under various federal and state laws. There are several manufactured gas plant (MGP) sites to which the Company and certain entities that were later merged into the Company had some connection. In this regard, the Company, along with others, is participating in a cooperative effort with the North Carolina Department of Environment and Natural Resources, Division of Waste Management (DWM) to establish a uniform framework for addressing these MGP sites. The investigation and remediation of specific MGP sites will be addressed pursuant to one or more Administrative Orders on Consent between the DWM and the potentially responsible party or parties. The Company continues to investigate the identities of parties connected to individual MGP sites, the relative relationships of the Company and other parties to those sites and the degree to which the Company will undertake shared voluntary efforts with others at individual sites.

Carolina Power & Light Company
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

          The Company has been notified by regulators of its involvement or potential involvement in several sites, other than MGP sites, that require remedial action. Although the Company cannot predict the outcome of these matters, it does not expect costs associated with these sites to be material to the results of operations of the Company.

          The Company carries a liability for the estimated costs associated with certain remedial activities at certain MGP and other sites. This liability is not material to the financial position of the Company. Due to uncertainty regarding the extent of remedial action that will be required and questions of liability, the cost of remedial activities at certain MGP sites is not currently determinable. The Company cannot predict the outcome of these matters.

          2) As required under the Nuclear Waste Policy Act of 1982, the Company entered into a contract with the U. S. Department of Energy (DOE) under which the DOE agreed to dispose of the Company's spent nuclear fuel. The Company cannot predict whether the DOE will be able to perform its contractual obligations and provide interim storage or permanent disposal repositories for spent nuclear fuel and/or high-level radioactive waste materials on a timely basis.

          With certain modifications, the Company's spent fuel storage facilities are sufficient to provide storage space for spent fuel generated on the Company's system through the expiration of the current operating licenses for all of the Company's nuclear generating units. Subsequent to the expiration of these licenses, dry storage may be necessary.

          3) In the opinion of management, liabilities, if any, arising under other pending claims would not have a material effect on the financial position, results of operations or cash flows of the Company.

7.        IMPACT OF NEW  ACCOUNTING  STANDARD
          -----------------------------------
          In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (SFAS-128), which changed the previous standards on computing and presenting earnings per share. SFAS-128 is effective for fiscal years ending after December 15, 1997; earlier application is not permitted. The Company does not expect the adoption of SFAS-128 to have a material impact on its financial statements.